                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                        SUNGLASS HUT INTERNATIONAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                             LUXOTTICA GROUP S.p.A.
                             SHADE ACQUISITION CORP.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    86736F106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                                Roberto Chemello
                             Luxottica Group S.p.A.
                                Piazzale Lotto, 2
                                   Milan 20148
                                      Italy
                                 (39) 02-499-841
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                                 ---------------
                                   COPIES TO:
           -------------------------------------------------------------
           Jonathan Goldstein, Esq.       Bruce E. Macdonough,Esq.
           Daniel A. Ninivaggi, Esq.        Brian H. Blaney, Esq.
               Winston & Strawn             Greenberg Traurig, LLP
               200 Park Avenue       One East Camelback Road, Suite 1100
           New York, New York 10166         Phoenix, Arizona 85012
                (212) 294-6700                  (602)263-2300
           -------------------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[_]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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The tender offer for the outstanding shares of Sunglass Hut International,
Inc. indirectly referred to in the following document has not yet commenced. The following document is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through the Offer to Purchase and related Letter of Transmittal. Shareholders of Sunglass Hut International, Inc. are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger when they become available as those documents will contain important information. The tender offer statement (filed as Schedule
TO) will be filed by Luxottica Group S.p.A. with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) will be filed by Sunglass Hut International, Inc. with the SEC, when the tender offer commences. Shareholders may obtain a free copy of these statements and other documents filed by Luxottica Group S.p.A. and Sunglass Hut International, Inc. at the SEC's website at www.sec.gov.

                                                              February 23, 2001

                              QUESTIONS AND ANSWERS


1. QUESTION: As a Luxottica wholesale customer, will I continue to have access to the Luxottica Group's portfolio of the sunwear brands important to my business?

      ANSWER: Of course! We will continue to emphasize the distribution of our brands and products through our wholesale customers. Few of our customers know that our profit margins in wholesale distribution are greater than in retail ( AND we offer incredibly high value and quality products at very competitive prices compared to other suppliers). Therefore, the wholesale business is very important to us.


2. QUESTION: Will Sunglass Hut continue to sell products and brands not produced by Luxottica?

      ANSWER: Yes, Sunglass Hut will continue to sell the quality brands and products consumers demand including products not produced by Luxottica.


3. QUESTION: Will Sunglass Hut conform to Luxottica's MSRP sales policies?

      ANSWER: Yes, once the acquisition is complete, Sunglass Hut will comply with the sales policies that apply to our wholesale customers.


4.    QUESTION:  Will LensCrafters continue to sell sunglasses?

      ANSWER:  Yes, it will be business as usual for LensCrafters.


5.    QUESTION:  Will Sunglass Hut enter the prescription market?

      ANSWER:  No, Sunglass Hut will continue to focus on plano sunwear.


6. QUESTION: Will Luxottica favor Sunglass Hut or LensCrafters with advantages in retailing Luxottica sunglass brands?

      ANSWER: No, we will continue to emphasize the sale of our products and brands through our wholesale customers and operate our retail stores on a level playing field with our wholesale customers (see answer to question 1 for a good reason why).

7.    QUESTION:  What changes are planned for Sunglass Hut?

      ANSWER: No one should expect changes for the present. Should there be changes of interest to our wholesale customers in the future, we will notify you.


8. QUESTION: Will Luxottica create exclusive Sunglass Hut or LensCrafters versions of its popular sunglass brands unavailable to its wholesale customers?

      ANSWER: Luxottica does not intend to create exclusive styles of its popular brands for Sunglass Hut or LensCrafters.


9. QUESTION: Will Sunglass Hut continue to carry private label sunwear brands?

      ANSWER: Yes, it is our current intention to continue selling private label brands at Sunglass Hut.


10. QUESTION: How does Luxottica intend to expand the Sunglass Hut concept to Luxottica wholesale customers?

      ANSWER: We will make no plans until we have the opportunity to get comments and input from thought leaders and other representatives of our various customer constituencies: 3 O's, sport and specialty retailers, and other sunwear retailers.

11. QUESTION: What about deliveries? Does Luxottica have the production capacity to supply Sunglass Hut, LensCrafters and wholesale customers?

      ANSWER: Since Luxottica's wholesale margins will continue to exceed its retail margins, Luxottica will continue to favor our wholesale customers with respect to product delivery. Remember, Sunglass Hut and LensCrafters can source non-Luxottica products to fulfill their needs if necessary.


Certain statements contained in this communication may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, risks that the tender offer or the merger will not be completed, fluctuations in exchange rates, economic and weather factors affecting consumer spending, as well as other political, economic and technological factors, changes in general economic conditions, merchandising, concentration of suppliers and the potential impact of changes or consolidation in the sunglass or watch manufacturing industry and any resulting changes in vendor's purchase terms and policies, risks of developing exclusive brand products and market share, risks of new specialty store concepts, distribution channels and international operations, changes in the level of global consumer demand and/or spending, as may be impacted by changes in current levels of interest rates or energy prices or the general economic climate and other risks referred to in Luxottica Group S.p.A.'s and Sunglass Hut International, Inc.'s respective filings with the Securities and Exchange Commission.